

RenewedEnergy

Center Financial Corporation 2006 Summary Annual Report



Corporate Profile

Center Financial Corporation is the holding company of Center Bank, a community bank offering a full range of financial services for diverse ethnic and small business customers. Founded in 1986 and specializing in commercial and SBA loans and trade finance products, Center Bank has grown to be one of the nation's largest financial institutions focusing on the Korean-American community, with total assets of $1.84 billion at December 31, 2006. Headquartered in Los Angeles, Center Bank operates 26 branch and loan production offices across the nation. Of the Company's 17 full-service branches, 15 are located throughout Southern California, along with one branch each in Chicago and Seattle. Center Bank's nine loan production offices are strategically located in Phoenix, Seattle, Denver, Washington D.C., Las Vegas, Atlanta, Honolulu, Houston and Dallas. Center Bank is a California state-chartered institution and a member of the FDIC.


SEC MAIL PROCESSING
RECEIVED
MAY 0 7 2007
WASH. D.C.
210
SECTION

Center Bank has been the banking partner
for many Korean-American and ethnic entrepreneurs
over the past 20 years.


20
ANNIVERSARY
1986-2006

With renewed energy, we look forward to the next decade
of delivering the best in customized financial products and solutions
to support the growth of our customers' businesses.



During the past 20 years, we have cultivated our vision of relationship banking by listening to our customers' needs and incorporating them into our products and services.

Peter Y.S. Kim - Chairman of the Board

Chairman's Message to Shareholders



Total Assets
($ Millions)
2,000
1,500
1,000
500
0
$1,843.3
'02
'03
'04
'05
'06

Since Center Bank first opened its doors as a commercial bank on March 18, 1986, our priority has been to deliver customized solutions with personal attention that goes beyond customers' expectations. During the past 20 years, we have cultivated this vision of relationship banking by listening to our customers' needs and incorporating them into our products and services. That's how we stay competitive and maintain decades-long relationships with our customers.

Our primary focus is providing comprehensive financial services for small to medium sized business owners. Center Financial's legacy in the Southern California Korean-American banking community is the result of our employee commitment. Our employees are dedicated to high performance and exceptional customer satisfaction. As we look to attract new employees, we also focus on the ever-changing needs of our customers.

Developing new products to help our customers succeed

is ultimately how Center Financial rises above the competition. Whether it is introducing new technology that helps our customers to better manage their finances, or providing loans that enable small business owners to fulfill a dream, we remain committed to the communities we serve.

Through this commitment, Center Financial's asset size has grown to more than $1.84 billion over the last two decades. That was accomplished by adhering to a strategic vision without allowing market conditions to alter our perspective.

But change is also critical to a bank's continued success. In 2006, our Board of Directors brought about an important change by initiating a search for new leadership at our growing organization, which culminated in the appointment of Jae Whan (J.W.) Yoo as our President and Chief Executive Officer in January 2007. For a Bank that prides itself on decades-long relationship banking, this sort of change is no easy feat. Thankfully, J.W.'s appointment is a natural progression for Center Financial. His three decades of experience at larger-sized financial institutions is proving to be a significant asset to our Bank at a decisive time as we prepare for Center Bank's next phase of growth.

Since the beginning, we have focused on being the preferred financial services institution in Korean-American banking. We are very excited to renew and energize that vision for 2007, with new management dedicated to promoting the values Center Bank has lived by for the past 20 years.

Sincerely,



Peter Y.S. Kim
Chairman of the Board

Note: Complete financial information is contained in the Company's Form 10-K included herewith and incorporated by reference as part of Center Financial Corporations 2006 Summary Annual Report.

President's Message to Shareholders

It is with great excitement that I present my first letter to shareholders since joining Center Financial in January 2007. Looking back at the past 20 years since Center Bank opened its doors, the Company has undergone remarkable growth. Center Bank's success and commendable evolution is a result of the hard work and dedicated efforts of the entire Center Bank team and its Board members. And it is my honor to assume the leadership role at one of the best performing banks in the country.

Financial Performance

Although the uncertainty in the interest rate environment in 2006 posed many challenges for community banks, the Company rose to the occasion. During the year, Center Bank increased net loans by 26%, or nearly $320 million, a tremendous achievement for a company our size, particularly after sluggish production levels at the beginning of the year. Tantamount to the continued health of the organization, Center Bank maintained excellent asset quality with total non-performing assets at 0.21% of total loans as of December 31, 2006. The Company also upheld its allowance for loan losses to gross loans consistently throughout the year at 1.12%.

Total deposits decreased by $51.2 million to $1.43 billion at year-end, as a result of our business strategy to allow price sensitive time deposits to mature without renewal if they were not associated with other valuable banking relationships. Non-interest bearing deposits of $388.2 million at year-end represented 27% of total deposits, equal to the same level a year ago and representing the highest level in our immediate market.

Benefiting from the strong gains in net loans and offset marginally by the decline in the Company's deposit portfolio, total assets increased to $1.84 billion as of December 31, 2006.

I am fully engaged to fuel renewed energy to drive our team to accelerate Center Bank's next phase of growth.

Jae Whan Yoo- President and Chief Executive Officer



President's Message to Shareholders *continued*

Net Loans
($ Millions)



2,000
1,500
1,000
500
0
$1,537.2
'02
'03
'04
'05
'06

For the full year, net income increased 6% over the prior year to $26.2 million, equal to $1.57 per diluted share. Return on average assets and return on average equity for 2006 were 1.53% and 20.66%, down from the previous year but still above industry averages. The net interest margin for the 2006 twelve months narrowed to 4.53% from 4.77% in 2005, and the Company's efficiency ratio was stable at 48.41% in 2006.

Renewed Energy

With 15 Korean-American banks currently in the Southern California market today, Center Bank operates in a considerably more competitive market. I joined the Company with the understanding that Center Bank has a strong foundation to leverage significant growth opportunities ahead and the desire to make Center Bank the preeminent bank in the community. And I am fully engaged to fuel renewed energy to drive our team to accelerate Center Bank's next phase of growth.

This effort begins with a commitment to absolute integrity through strict compliance with all banking laws and regulations. Along with service excellence and continued financial performance, full regulatory compliance is of utmost importance to me and certainly one of my top priorities.

Going forward, this philosophy will not only enable us to serve the community as a trusted financial institution, but to also attract and retain devoted employees who share the same vision of integrity, enthusiasm and exceptional customer service.

Experience Begets Success

After all, our team of experienced banking professionals is the staple of our success.

Among awards and recognitions in 2006, Center Bank was honored as the recipient of the U.S. Small Business Administration's (SBA) 2006 Excellence in Lending Award at the National Small Business Week 2006 event. This designation was the result of outstanding compounded annual growth in volume and consistent loan volume increases year-over-year, along with exceptional credit quality during the last three to five fiscal years. Having received this award among all large lenders, we are more than ever cognizant that at the end of the day, quality always trumps quantity and size.

Thinking 'Outside the Bank'

Our customers' success is woven into the fabric of Center Financial Corporation's 20-year history. It is not enough to simply serve the community with standard-issue financial solutions. In today's competitive environment, we need to be adaptable to shifting demographics, as well as have a deeper understanding of our customers' specific business needs. That is why one of our top priorities has always been providing value-added products and services that help our customers succeed.

Among the many service offerings available, Center Bank is the only Korean-American bank to offer a full suite of Automated Clearing House (ACH) and Cash Management products and services. This capability not only enables the Company to attract more middle-market commercial accounts, but also signifies the potential of Center Bank's progression in our next phase of growth.

We have an opportunity to serve a rapidly growing ethnic niche that is continuing to succeed in the business world. And renewing our energy with new products and enhanced services will be integral to our continued success. In 2006, we extended our heritage of leadership in this area and expanded our IT capabilities with the introduction of Center Bank's Remote Deposit service. With this service offering fully online, we are enabling our customers to grow beyond geographic borders ... and we are positioned to grow right along with them.

Exciting Journey Ahead

Fiscal 2006 was a year in which Center Bank clearly demonstrated the strength of its production team, implemented ongoing process improvements and confirmed its leadership in providing value-added financial products and services.

With renewed energy and a fresh strategic outlook for 2007 and beyond, I believe Center Financial is well poised to create greater value for all of our stakeholders, including customers, shareholders, employees, regulatory authorities and our community. I am excited about the journey ahead and thank all of you for your ongoing support.

Sincerely,



Jae Whan Yoo
President and Chief Executive Officer

Note: Complete financial information is contained in the Company's Form 10-K included herewith and incorporated by reference as part of Center Financial Corporations 2006 Summary Annual Report.



Susan Yai - *Downtown Branch Manager* & **Sam Hong** - *Leading Industry Inc., dba Pinnacle Plastic Containers*

Our company has achieved significant growth by providing the best in quality, creativity, on-time delivery and customer service. Center Bank is our selected financial partner in growth because it operates under the same philosophy, has always been there for us and has deservedly earned our trust.

Sam Hong, President – Leading Industry Inc. – Oxnard, Calif.

Leading Industry Inc., dba Pinnacle Plastic Containers

Since establishing Leading Industry in 1981, Sam Hong has been supporting the retail industry with many recognizable products, including the plastic containers found in grocery stores holding strawberries and herbs, among other products. Today, the company manufactures one million plastic containers daily for the retail, medical and food industries, and approximately 200 million containers a year for the strawberry industry – all within the confines of its recently acquired 194,277 square-foot manufacturing facility, financed by Center Bank. Constant investment in equipment, facilities and people has supported Pinnacle Plastic Containers' annual revenue growth rate of 25 percent over the last few years. Center Bank is proud to be providing the financial tools and services to support that growth.

Bestway is a family operation that has strengthened its leadership in a highly competitive market by fully appreciating the value of our relationships and by caring for our community. Center Bank is our business bank because the company understands those same values.

Nancy NamSook Kim, President – Bestway Recycling Co., Inc. – Los Angeles, Calif.

Bestway Recycling Co., Inc.

Bestway Recycling was founded by Nancy Kim and her husband, Edward Kim, more than 30 years ago when they recognized the opportunities and benefits of repurposing the vast quantities of office paper waste that was headed to the landfills – long before 'recycling' became a coined word. One of the largest independent recyclers in California today, the family-operated company is continuing to expand its number of recycling facilities, with plans to acquire its eighth yard. Specializing in recycling waste papers, non-ferrous metals, and glass and plastic scraps, including all California Redemption Value materials, Bestway is a prime contractor for the City of Los Angeles and Culver City, providing curbside recycling services to thousands of residential homes. The company also provided recycling services to the City of Beverly Hills and City of Glendale. Since 1999, Center Bank has been proud to finance Bestway's mission to help people recycle today for a better tomorrow.



Nancy NamSook Kim - *Bestway Recycling Co., Inc. &* ***Jun Hyung Roh*** - *Gardena Branch Manager*

Center Bank's remote deposit product is providing tremendous value to our expanding organization and enables us to maintain a single, extensive banking relationship across the country.

Jack Oh, President – NEXEN Tire America Inc. – Ontario, Calif.

NEXEN Tire America Inc.

NEXEN Tire has been making high quality tires for the passenger and light truck markets for more than 65 years, but the NEXEN name is just beginning to garner global brand recognition. Formerly known as Woosung Tire, the re-branded NEXEN name is part of a major revitalization effort and stands for 'Next Century.' The company has made great strides in advancing its positioning in the global tire manufacturing industry over the last six years under the new brand, with its North American operations a major contributor to the growth. NEXEN has undergone a major expansion of operations across the country, with distribution facilities in Los Angeles, CA; Atlanta, GA; Chicago, IL; Little Ferry, NJ; and Toronto, Canada. In addition, the company plans to open another distribution warehouse in Dallas, TX in 2008. Leading the growth in North America, Jack Oh relies on Center Bank for all of his financial needs, including a working capital line of credit, commercial real estate lending, various ACH and cash management products and services, as well as remote deposit.



***Ran Soo Hong** - Olympic Branch Manager & **Jack Oh** - NEXEN Tire America Inc.*



Sunnie Cha - Torrance Branch Manager & Jay Kim - Allcompass Communications, Inc.

Operating in a highly competitive and fragmented industry, we have to offer the best in quality, convenience and customer service to succeed. Center Bank provides the same valued services to our organization and truly understands our unique banking needs.

Jay Kim, President & CEO – Allcompass Communications, Inc. – La Habra, Calif.

Allcompass Communications, Inc.

Established less than five years ago, Allcompass Communication, Inc. has been rapidly growing at triple-digit levels and is emerging as a leader in the telecommunications sector. With extensive experience in the industry, Jay Kim embarked on his new venture to capitalize on the anticipated explosion of calling card communications. He utilized the latest technology to build a national network which is supported by strong relationships with prepaid phone card distributors across the country. The company is currently undergoing an expansion of its service offerings targeting the growing ethnic market for international communications. In addition to other banking products and services, Center Bank customized an ACH product which enables Allcompass to maximize the efficiencies of managing the multitude of daily transactions at this growing company.


Beauty Supplies
BEE SALES CO.
Yong H Kim

Pyung Moo Lee - *Chicago Branch Manager* & **Yong H. (Raymond) Kim** - *Bee Sales Co.*

It is essential to have a financial partner that has the right product and service offering to support our strategic objectives, and we're pleased that Center Bank has the scale to support our continued growth. Center Bank not only exceeds our banking needs, but also makes it much more convenient through their excellent service.

Yong H. (Raymond) Kim, President – Bee Sales Co. – Chicago, Ill.

Bee Sales Co.

Raymond Kim founded Bee Sales in 1984 and has worked diligently to lead the growing company. Bee Sales is now one of the largest beauty supply and general merchandise distributors in the Midwest and operates out of three company-owned manufacturing and distribution facilities totaling more than 320,000 square feet. The company manufactures its own athletic socks, knitted ski hats and baseball caps, as well as an extensive line of beauty-related products. With a comprehensive offering of general merchandise and a full line of wet goods, Bee serves more than 5,000 customers nationwide and generates annual revenues reaching $50 million. Center Bank is helping Bee Sales achieve its ambitious growth objectives by providing a full suite of business financial products and services, including commercial real estate lending, operating loan and line of credit, international trade finance and cash management services.

Center Bank has been my primary business bank for decades. I was pleased to be able to continue this partnership in my move to Seattle and benefited from Center Bank's knowledge of the region.

Jae Heoung Song, President – H Mart (Han Ah Reum) – Seattle, Wash.

H Mart (Han Ah Reum)

After 20-plus years operating a Los Angeles, Koreatown-based department store, Jae Heoung Song recognized an opportunity to participate in the rapid growth of the Han Ah Reum chain of Asian supermarkets. Re-branded today as H Mart, this is the largest Korean-American chain in the United States with more than 20 locations across North America. Song – an entrepreneur at heart with substantial retail experience – did not hesitate to uplift his roots and established the first H Mart in the Seattle area in June 2006, and plans to open multiple locations in the near future to serve the burgeoning population of Korean-Americans in the region. Based on a long-term relationship with the customer and established operations in Seattle, Center Bank was quickly able to offer a customized financial solution to support Song's new venture and continues to be his primary business bank.


김치코너

Kwan Sop Song - *Seattle Branch Manager* & **Jae Heoung Song** - *H Mart (Han Ah Reum)*



Coming Ma
The Pow

Abby Rafieha - Millennium Rugs / Abbyson, Woe Soon Chang - Valley Branch Manager & Yavar Alex Rafieha

Our passionate dedication to outstanding customer service, innovative product design, and quality products has made us a powerful force in the home furnishings industry. Center Bank's above and beyond service approach has proved invaluable to our success.

Abby Rafieha, President – Millennium Rugs Inc. / Abbyson Corporation – Chatsworth, Calif.

Millennium Rugs Inc. / Abbyson Corporation

For the past 17 years, Abby Rafieha has successfully been living the 'American Dream' becoming a powerhouse in the home furnishings industry. He designs and manufactures handmade, high fashion, Tibetan rugs and furniture from Europe and Asia, and distributes to big box and high-end retailers. *Inc.* magazine underscored his remarkable success, ranking Millennium Rugs Inc / Abbyson in its 500 list as one of the nation's fastest growing privately held businesses. Today, with the help of his sons, Rafieha is embarking on his first retail venture, The Power of Home – a new concept in home furnishings created with the consumer in mind. Opening in the completely remodeled Westfield Topanga mall in May 2007, The Power of Home will introduce consumers to innovative home design capabilities utilizing a unique touch-screen, virtual "Design Center," fully staffed with experienced designers. Treating each banking relationship like a partnership, Center Bank is supporting Rafieha's goal to become the ultimate leader in the home furnishings industry.

Center Bank defines excellence in the field, and we accept nothing less in our banking relationship. That is why Center Bank has been our banking partner for the past 20 years.

Chul Kim, Chief Executive Officer – Kwang Sung America, Inc. – Brea, Calif.

Kwang Sung America, Inc.

Kwang Sung is the leading manufacturer and distributor of woven polyethylene tarpaulins for use by the commercial, agricultural and lumber industries. Twenty years ago, Chul Kim established Kwang Sung America, the U.S. operations of the company that serves as the global hub for sales and marketing. With a constant focus on dedicated customer service, and ongoing research and development for product improvements, the company has continued to explore new opportunities to expand the product usage. Center Bank provides Kwang Sung America with international trade finance services and a working line of credit and thrives on long-term relationships with customers like Kim.



Chul Kim - *Kwang Sung America, Inc.* & **Yi Yong Oh** - *International Dept.*

It is exciting when doing the right thing turns out to be good business, and I'm proud that nearly all of my clients seek my counsel based on referrals. Given the high quality of service that I've received from Center Bank, I would recommend my colleagues look to Center Bank for their professional banking needs.

Jae Y. Lee, Attorney at Law – Lee & Associates, P.C. – Los Angeles, Calif.

Lee & Associates, P.C.

A graduate of UCLA School of Law, Jae Y. Lee has built a thriving personal injury law practice predicated on honesty, integrity and excellence in service. Relentless in the pursuit to win fair and equitable recoveries for the client, the firm is known for its strategic counsel and diligence in preparation for each and every case. As a testament, Lee & Associates has a proven track record of successful settlements and litigations, and benefits from its reputation as one of the most highly respected firms in Los Angeles' Koreatown. The firm's success is rooted in the trust Lee has earned from his clients and the Korean-American community. Day in and day out, Center Bank is there to support Lee and his firm with a professional line of credit and multiple client-related trust accounts.



Cyndi Lim - *Wilshire Branch Manager &* ***Jae Y. Lee*** - *Lee & Associates, P.C.*

Total Assets *($ Millions)*



2,000
1,500
1,000
500
0
$1,843.3
`02
`03
`04
`05
`06

Total Deposits *($ Millions)*



1,500
1,200
900
600
300
0
$1,429.4
`02
`03
`04
`05
`06

Net Loans *($ Millions)*



2,000
1,500
1,000
500
0
$1,537.2
`02
`03
`04
`05
`06

Net Income *($ Millions)*



30
25
20
15
10
5
0
$26.2
`02
`03
`04
`05
`06

Financial Highlights

(dollars in thousands, except per share and share data)	As of and For the Years Ended December 31, 2006	2005	2004	2003	2002
Statement of Operations					
Interest income	$ 124,729	$ 92,825	$ 57,508	$ 41,712	$ 36,583
Interest expense	53,319	29,467	15,381	11,643	11,044
Net interest income before provision for loan losses	71,410	63,358	42,127	30,069	25,539
Provision for loan losses	5,666	3,370	3,250	2,000	2,100
Net interest income after provision for loan losses	65,744	59,988	38,877	28,069	23,439
Noninterest income	22,226	20,531	20,558	16,552	13,788
Noninterest expense	45,327	40,825	36,823	26,031	20,551
Income before income tax expense	42,643	39,694	22,612	18,590	16,676
Income tax expense	16,485	15,091	8,388	6,798	6,245
Net income	$ 26,158	$ 24,603	$ 14,224	$ 11,792	$ 10,431
Net income per share:					
Basic	$ 1.58	$ 1.50	$ 0.88	$ 0.75	$ 0.70
Diluted	$ 1.57	$ 1.48	$ 0.86	$ 0.73	$ 0.68
Weighted average common shares outstanding:(1)					
Basic	16,535,189	16,375,823	16,157,581	15,675,650	14,921,998
Diluted	16,666,768	16,702,023	16,525,865	16,184,253	15,347,120
Statement of Financial Condition					
Total assets	1,843,312	1,661,003	1,338,114	1,027,366	818,624
Total investment securities	159,504	236,075	168,423	125,516	156,739
Net loans(2)	1,537,176	1,219,149	1,010,473	717,008	521,217
Total deposits	1,429,399	1,480,556	1,165,536	867,865	727,020
Total shareholders' equity	140,734	112,714	90,720	78,261	65,284
Performance Ratios					
Return on average assets(3)	1.53%	1.69%	1.22%	1.33%	1.55%
Return on average equity(4)	20.66	24.04	16.89	16.47	18.15
Net interest margin(5)	4.53	4.77	3.98	3.72	4.15
Efficiency ratio(6)	48.41	48.67	58.74	55.84	52.26
Capital Ratios					
Total risk-based capital ratio					
Consolidated Company	10.54%	10.76%	10.62%	12.86%	11.60%
Center Bank	10.46	10.78	10.54	12.81	11.58

(1) As adjusted to give retroactive effect to stock splits and dividends

(2) Net loans represent total gross loans less the allowance for loan losses, deferred fees, and discount on SBA loans

(3) Net income divided by average total assets.

(4) Net income divided by average shareholders' equity.

(5) Represents net interest income as a percentage of average interest-earning assets.

(6) Represents the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income.

Note: Complete financial information is contained in the Company's Form 10-K included herewith and incorporated by reference as part of Center Financial Corporations 2006 Summary Annual Report.





Board of Directors





Left to right from top to bottom

- Peter Y.S. Kim
- Chung Hyun Lee
- David Z. Hong
- Sang Hoon Kim
- Jin Chul Jhung
- Chang Hwi Kim
- Jae Whan Yoo

Corporate Information

Center Financial Corporation and Center Bank Board of Directors

Peter Y.S. Kim
Chairman of the Board
Center Financial Corporation
President and Chairman
3Plus Logistics
Harbor Express, Inc.
Gold Point Transportation, Inc.
Bridge Warehouse, Inc.

Chung Hyun Lee
President
NuArt International, Inc.

David Z. Hong
Retired Accountant

Sang Hoon Kim
Former Chairman and Chief Executive Officer
Tmecca.com

Jin Chul Jhung
President and Chairman
Royal Imex, Inc.

Chang Hwi Kim
President
Maxion Inc.

Jae Whan Yoo
President and Chief Executive Officer
Center Financial Corporation

Principal Officers

Jae Whan Yoo
President and Chief Executive Officer

James C. Hong
Executive Vice President and
Chief Operating Officer

Lonny D. Robinson
Executive Vice President and
Chief Financial Officer

Lisa Kim Pai
Executive Vice President, General Counsel,
Corporate Secretary and Chief Risk Officer

Jason K. Kim
Senior Vice President and
Chief Credit Officer

Independent Auditor
Grant Thornton
1000 Wilshire Boulevard
Los Angeles, CA 90017

SEC Counsel
King, Holmes, Paterno, and Berliner
1900 Avenue of the Stars, 25th Floor
Los Angeles, CA 90067

Investor Relations
PondelWilkinson Inc.
Angie Yang
1880 Century Park East, Suite 700
Los Angeles, CA 90067
Tel. 310-279-5980
investor@pondel.com

Registrar and Transfer Agent
If you have questions about dividends or stock certificates, or if you need to transfer shares or change the name in which they are registered,
Please contact:

U.S. Stock Transfer Corp.
1745 Gardena Avenue, Suite 200
Glendale, CA 91204
Tel. 818-502-1404

Securities Listing
Center Financial Corporation's common stock is traded on the NASDAQ Global Select Market under the symbol CLFC (NASDAQ GSM: CLFC).

Offer of 10-K Report
Shareholders may obtain without charge copies of Center Financial Corporation's 2006 Annual Report to the Securities and Exchange Commission on Form 10-K on request to PondelWilkinson Inc.
Tel. 310-279-5980
email: investor@pondel.com.

Corporate Headquarters
3435 Wilshire Boulevard, Suite 700
Los Angeles, CA 90010
Tel. 213-251-2222
www.centerbank.com

Market Makers (selective list)
FTN Midwest Securities Corp.
Cleveland, OH
Tel. 866-344-4880

Friedman, Billings, Ramsey Group, Inc.
Arlington, VA
Tel. 800-846-5050

Hoefer & Arnett, Inc.
San Francisco, CA
Tel. 800-346-5544

Oppenheimer & Co., Inc.
New York, NY
Tel. 800-221-5588

UBS Securities, LLC
Beverly Hills, CA
Tel. 310-274-8441

Wedbush Morgan Securities Inc.
Los Angeles, CA
Tel. 213-688-8000

Locations

Corporate Offices:

Corporate Headquarters
3435 Wilshire Boulevard, Suite 700
Los Angeles, CA 90010
Tel. 213-251-2222

International Department
2222 W. Olympic Boulevard
Los Angeles, CA 90006
Tel. 213-427-2222

SBA Department
253 N. Western Avenue
Los Angeles, CA 90004
Tel. 213-381-2222

Commercial Lending Center
3435 Wilshire Boulevard, Suite 700
Los Angeles, CA 90010
Tel. 213-251-2222

Consumer Loan Center
253 N. Western Avenue
Los Angeles, CA 90004
Tel. 213-381-2222

Regional Head Offices:

Korea/Downtown Region
253 N. Western Avenue, 2nd Floor
Los Angeles, CA 90004
Tel. 213-381-2222

Olympic Region
2222 W. Olympic Boulevard
Los Angeles, CA 90006
Tel. 213-386-2222

South/Orange County Region
1400 W. Redondo Beach Boulevard
Gardena, CA 90247
Tel. 310-327-2222

Expanded Region
14429 Culver Drive
Irvine, CA 92604
Tel. 949-777-3777

Branch Offices:

Olympic Office
2222 W. Olympic Boulevard
Los Angeles, CA 90006
Tel. 213-386-2222

Gardena Office
1400 W. Redondo Beach Boulevard
Gardena, CA 90247
Tel. 310-327-2222

Garden Grove Office
9580 Garden Grove Boulevard, Suite 100
Garden Grove, CA 92844
Tel. 714-891-2222

Downtown Office
1205 S. Broadway
Los Angeles, CA 90015
Tel. 213-746-2222

Western Office
253 N. Western Avenue
Los Angeles, CA 90004
Tel. 213-381-2222

Inland Office
1040 S. Mt. Vernon Avenue, Suite A
Colton, CA 92324
Tel. 909-370-2222

San Pedro Office
1059 S. San Pedro Street
Los Angeles, CA 90015
Tel. 213-741-2222

Wilshire Office
3435 Wilshire Boulevard, Suite 100
Los Angeles, CA 90010
Tel. 213-251-2222

Torrance Office
2742 W. Sepulveda Boulevard
Torrance, CA 90505
Tel. 310-891-2222

San Diego Office
4428 Convoy Street, Suite A-200
San Diego, CA 92111
Tel. 858-874-3333

Cerritos Office
17127 S. Pioneer Boulevard
Artesia, CA 90701
Tel. 562-403-2222

Oxford Office
3525 W. 8th Street, Suite 206
Los Angeles, CA 90005
Tel. 213-388-2222

Fullerton Office
5300 Beach Boulevard, Suite 101
Buena Park, CA 90621
Tel. 714-522-2222

San Fernando Valley Office
10147 Reseda Boulevard
Northridge, CA 91324
Tel. 818-534-3333

Irvine Office
14429 Culver Drive
Irvine, CA 92604
Tel. 949-777-3777

Chicago Office
5520 N. Lincoln Avenue
Chicago, IL 60605
Tel. 773-433-3000

Seattle Office
17410 Highway 99, Suite 120
Lynnwood, WA 98037
Tel. 425-743-7777

Loan Production Offices:

Phoenix Loan Production Office
601 W. Hatcher Road, Suite 103
Phoenix, AZ 85021
Tel. 602-944-3777

Seattle Loan Production Office
4400 168th Street, Suite 101
Lynnwood, WA 98037
Tel. 425-775-5555

Denver Loan Production Office
2222 S. Havana Street, Suite A
Aurora, CO 80014
Tel. 303-751-1717

D.C. Loan Production Office
7611 Little River Turnpike, Suite 104
Annandale, VA 22003
Tel. 703-750-0636

Las Vegas Loan Production Office
3180 W. Sahara Avenue, Suite C-21
Las Vegas, NV 89102
Tel. 702-257-1215

Atlanta Loan Production Office
3042 Oakcliff Road, Suite 206
Doraville, GA 30340
Tel. 770-452-9994

Hawaii Loan Production Office
1585 Kapiolani Blvd., Suite 905
Honolulu, HI 96814
Tel. 808-949-0452

Houston Loan Production Office
915 W. Pasadena Freeway, Suite 100
Pasadena, TX 77506
Tel. 713-475-9700

Dallas Loan Production Office
534 Royal Lane, Suite 288
Dallas, TX 75229
Tel. 972-243-9899

Designed and produced by AD ZONE (323-733-5556)



3435 Wilshire Boulevard, Suite 700 Los Angeles, CA 90010 Tel) 213-251-2222
www.centerbank.com

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